Exhibit 99.4

BYND CANNASOFT ENTERPRISES INC. 2264 East 11th Avenue Vancouver, B.C., Canada Ph: +1 (604) 833-6820

BYND Cannasoft Announces Pricing of US$1.5 Million Registered Direct Offering

ASHKELON, Israel and VANCOUVER, British Columbia, December 19, 2023 (TheNewswire) -- BYND Cannasoft Enterprises Inc. (Nasdaq: BCAN) (CSE: BYND) (“BYND Cannasoft” or the “Company”) an Israeli-based integrated software and cannabis company, today announced that it has entered into definitive agreements in a registered direct offering with an institutional investor for the purchase and sale of approximately $1.5 million of Common Shares and investor warrants at a price of $0.52 per Common Unit.

The registered direct public offering consisted of the sale of 2,884,616 Common Units, each consisting of one (1) Common Share and one (1) Common Warrant to purchase one (1) Common Share per warrant at an exercise price of $0.52. The public offering price per Common Unit was $0.52. The Common Warrants are exercisable immediately and expire 60 months after the initial issuance date.

Aggregate gross proceeds to the Company are expected to be approximately $1.5 million. The transaction is expected to close on or about December 21, 2023, subject to the satisfaction of customary closing conditions. The Company expects to use the net proceeds from the offering, together with its existing cash, for general corporate purposes and working capital.

Aegis Capital Corp. is acting as Exclusive Placement Agent for the offering. Louis A. Brilleman, P.C. is acting as counsel to the Company. Kaufman & Canoles, P.C. is acting as counsel to Aegis Capital Corp.

The registered direct offering is being made pursuant to an effective shelf registration statement on Form F-3 (No. 333-272374) previously filed with the U.S. Securities and Exchange Commission (SEC) and declared effective by the SEC on June 14, 2023. A final prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at +1 (212) 813-1010.

Interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

There is no offering of any of the Company’s securities by the placement agent in Canada.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About BYND Cannasoft Enterprises Inc.

BYND Cannasoft Enterprises is an Israeli-based integrated software and cannabis company. BYND Cannasoft owns and markets “Benefit CRM,” a proprietary customer relationship management (CRM) software product enabling small and medium-sized businesses to optimize their day-to-day business activities such as sales management, personnel management, marketing, call center activities, and asset management. Building on our 20 years of experience in CRM software, BYND Cannasoft is developing an innovative new CRM platform to serve the needs of the medical cannabis industry by making it a more organized, accessible, and price-transparent market. The Cannabis CRM System will include a Job Management (BENEFIT) and a module system (CANNASOFT) for managing farms and greenhouses with varied crops. BYND Cannasoft owns the patent-pending intellectual property for the EZ-G device. This therapeutic device uses proprietary software to regulate the flow of low concentrations of CBD oil, hemp seed oil, and other natural oils into the soft tissues of the female reproductive system to potentially treat a wide variety of women’s health issues. The EZ-G device includes technological advancements as a sex toy with a more realistic experience and the prototype utilizes sensors to determine what enhances the users’ pleasure. The user can control the device through a Bluetooth app installed on a smartphone or other portable device. The data will be transmitted and received from the device to and from the secure cloud using artificial intelligence (AI). The data is combined with other antonymic user preferences to improve its operation by increasing sexual satisfaction.

For Further Information please refer to information available on the Company’s website: www.cannasoft-crm.com, the CSE’s website: www.thecse.com/en/listings/life-sciences/bynd-cannasoft-enterprises-inc and on SEDAR+: www.sedarplus.ca.

Gabi Kabazo

Chief Financial Officer

Tel: (604) 833-6820

e-mail: ir@cannasoft-crm.com

For Media and Investor Relations, please contact:

David L. Kugelman

(866) 692-6847 Toll Free - U.S. & Canada

(404) 281-8556 Mobile and WhatsApp

dk@atlcp.com

Skype: kugsusa

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain statements that may be deemed “forward-looking statements” including statements regarding the filing of a final Prospectus. All statements in this release, other than statements of historical facts, that address future events or developments that the Company expects, are forward-looking statements including but not limited to intended business objectives and the expected timelines to accomplish those objectives. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual events or developments may differ materially from those in forward-looking statements. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause actual results to differ materially from the statements made, including unanticipated regulatory requests and delays, final patents approval, and those factors discussed in filings made by the Company with the Canadian securities regulatory authorities, including (without limitation) in the Company’s management’s discussion and analysis for the year ended December 31, 2022 and annual information form dated March 31, 2023, which are available under the Company’s profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 20-F for the year then ended that was filed with the U.S. Securities and Exchange Commission on April 27, 2023. Should one or more of these factors occur, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements except as required by law. Any such forward-looking statements represent management’s estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. Shareholders are cautioned not to put undue reliance on such forward-looking statements.